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09056679

S
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 49788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GA Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 South High Street Suite 3400
(No. and Street)

Columbus (City) Ohio (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glenn L Martin 614 221 0900
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
O Public Accountant
O Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/6

OATH OR AFFIRMATION

I, Donald E. Garlikov, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GA Financial, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
Donald E. Garlikov

President
Title

Wendie N. Starr
Notary Public, State of Ohio
My Commission Expires 07-14-2012

Notary Public

NOTARIAL SEAL STATE OF OHIO

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
• (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GA Financial, Inc.

Financial Report
December 31, 2008

McGladrey & Pullen
Certified Public Accountants

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Shareholder of
GA Financial, Inc.

We have audited the accompanying statement of financial condition of **GA Financial, Inc.** as of December 31, 2008, and the related statement of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **GA Financial, Inc**. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Columbus, Ohio
February 9, 2009

GA Financial, Inc.

Statement of Financial Condition
December 31, 2008

ASSETS		
Cash	$	59,554
Receivable from related party		3,513
Commission receivables		423,900
Total assets	$	486,967
LIABILITIES		
Trade accounts payable	$	1,819
Total liabilities		1,819
SHAREHOLDER'S EQUITY		
Shareholder's Equity		
Capital stock, $100 par value, 300 shares authorized and outstanding		30,000
Paid-in capital		15,159
Retained earnings		439,990
Total shareholder's equity		485,148
Total liabilities and shareholder's equity	$	486,967

See Notes to Financial Statements.

GA Financial, Inc.

Statement of Operations
Year Ended December 31, 2008

Income	
Commission income	$ 2,576,433
Total income	2,576,433
Expenses	
Commissions	2,225,782
Professional fees	15,350
Licenses and subscriptions	9,400
Income tax	5,927
Contract Labor	11,980
Other	2,916
Total expenses	2,271,355
Net income	$ 305,078

See Notes to Financial Statements.

GA Financial, Inc.

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2008

	Capital Stock	Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance - December 31, 2007	$ 30,000	$ 15,159	$ 896,892	$ 942,051
Net Income	-	-	305,078	305,078
Shareholder Distributions	-	-	(761,980)	(761,980)
Balance - December 31, 2008	$ 30,000	$ 15,159	$ 439,990	$ 485,149

See Notes to Financial Statements.

GA Financial, Inc.

Statement of Cash Flows
Year Ended December 31, 2008

Cash Flows from Operating Activities		
Net income	$	305,078
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in receivable from related party		454,778
Decrease in commission receivables		46,900
Increase in accounts payable		1,819
Net cash provided by operating activities		808,575
Cash Flows from Financing Activities		
Shareholder distributions		(761,980)
Net cash used in financing activities		(761,980)
Increase in cash		46,595
Cash, beginning		12,960
Cash, ending	$	59,555
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for:		
Income taxes	$	5,927

See Notes to Financial Statements.

Note 1. Organization and Business

GA Financial, Inc. ("Company") was incorporated in June 1996 and commenced operations on May 1, 1997 for the purpose of engaging in brokerage activities. The Company is wholly owned by one shareholder. The majority of the Company's operations relate to the sale of variable life insurance policies.

Note 2. Significant Accounting Policies

Basis of Presentation:

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America. Commission revenues and related management fees are recorded in the period earned or incurred.

Customer Accounts:

The Company performs limited brokerage business (variable insurance products only) and does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3.

Commission Receivables:

The Company receives commissions based on a percentage of premiums collected by life insurance companies. The commissions receivable are recorded at their estimated collectible amount upon knowledge of premiums being remitted. Management has reviewed commission receivables at December 31, 2008 and determined all commissions receivable to be collectible and no allowance for doubtful accounts is necessary.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes:

The Company has elected to be treated as an S Corporation for income tax purposes and, therefore, is not subject to federal or state income taxes. The Company is subject to city income taxes. The current income tax expense for 2008 is $5,927, and is based on local income taxes for the reported amounts of pre-tax income for the period.

Recent Accounting Pronouncements:

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, *Effective Date of FASB Statement No. 157*, which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted SFAS No. 157 for the fiscal year beginning January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until our fiscal year beginning January 1, 2009. The Company has no financial assets subject to the provisions of FAS 157 as of December 31, 2008. The Company is currently assessing the potential effect of the adoption of the remaining provisions of SFAS No. 157 on its financial position, results of operations and cash flows.

Note 3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 (the Rule). The Rule requires that the Company maintain a minimum net capital, as defined, of $5,000. The Rule also mandates that the ratio of aggregate indebtedness, as defined, to net capital, as defined, not to exceed 15 to 1.

At December 31, 2008, the Company's net capital was $406,635 which was $401,635 in excess of its required minimum of $5,000. At December 31, 2008, the Company had aggregate indebtedness of $1,819.

Note 4. Related Party Transactions

The Company has a commission agreement with Garlikov & Associates, Inc. ("Garlikov"), which is wholly owned by the Company's sole shareholder. This arrangement requires commissions to be paid to Garlikov by the Company based upon a percentage of commissions earned by the Company from the sale of variable life insurance policies. The commissions paid to Garlikov are consideration for all management and administrative services provided by Garlikov to the Company. Total commissions paid to Garlikov under the commission agreement totaled $2,057,293 for the current year and is included in commissions on the statement of operations.

At December 31, 2008, the Company had a receivable of $3,513 from Garlikov. This receivable represents an advance for future commissions under the commission agreement.

Schedule 1 -Computation of Net Capital Pursuant to Rule 15c3-1

Computation of Net Capital		
Shareholder's equity	$	485,149
Deductions:		
Commission receivables aged greater than 30 days		75,000
Receivable from related party		3,513
Net Capital	$	406,636
Computation of Basic Net Capital Requirement		
Minimum net capital required (minimum of $5,000 or 6 2/3 percent of aggregate indebtedness)	$	5,000
Reconciliation of Net Capital Computation Included in Part II of Form X-17A-5 as of December 31, 2008		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	481,635
Unallowable assets erroneously reported as allowable:		
Commission receivables aged greater than 30 days		(75,000)
Net Capital	$	406,635

Schedule 2 - Computation of Reserve Requirements Pursuant to SEC Rule 15c3-3

GA Financial, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (1) of that Rule.

Schedule 3 - Information Relating to the Possession or Control Requirements Under Rule 15c3-3

GA Financial, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Shareholder of
GA Financial, Inc.

In planning and performing our audit of the financial statements of **GA Financial, Inc.** (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Columbus, Ohio
February 9, 2009